FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of December 2003,


                               ABBEY NATIONAL PLC
                 (Translation of registrant's name into English)

                  Abbey House, 2 Triton Square, Regent's Place
                             London NW1 3AN, England
                    (Address of principal executive offices)



          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ...X...       Form 40-F ......

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes ......              No ...X...


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SCHEDULE 11


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Abbey National plc


2. Name of director

   1.   Keith Woodley
   2.   Lord Charles Shuttleworth
   3.   Vittorio Radice
   4.   Peter Ogden
   5.   Richard Hayden
   6.   Leon Allen
   7.   Terence Burns


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As named in 2 above.


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As named in 2 above.


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase Abbey National plc Ordinary 10 pence Shares


7. Number of shares / amount of stock acquired

   1.   827 shares
   2.   274 shares
   3.   274 shares
   4.   274 shares
   5.   279 shares
   6.   274 shares
   7.   2763 shares


8. Percentage of issued class


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

Ordinary Shares of 10 pence each


12. Price per share

530.75


13. Date of transaction

17 December 2003


14. Date company informed

17 December 2003


15. Total holding following this notification

    1.   9193 shares
    2.   2699 shares
    3.   3740 shares
    4.   5740 shares
    5.   55754 shares
    6.   5740 shares
    7.   18063 shares


16. Total percentage holding of issued class following this notification


If a director has been granted options by the company please complete the following boxes.

17. Date of grant


18. Period during which or date on which exercisable


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved: class, number


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22. Total number of shares or debentures over which options held following this notification


23. Any additional information


24. Name of contact and telephone number for queries

Fiona Mitchell
0141 275 9787


25. Name and signature of authorised company official responsible for making this notification

Fiona Mitchell


Date of Notification

17 December 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      ABBEY NATIONAL PLC

Date:
                                      By  /s/ Fiona Mitchell
                                      Fiona Mitchell, Abbey National Secretariat

December 17, 2003